UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the second quarter ended June 30, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

August 4, 2005

By

/s/ David M. Hall

Name:

     David M. Hall

Title:

     CFO

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2005

VANCOUVER, August 4, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced financial results for the second quarter ended June 30, 2005.  Amounts, unless specified otherwise, are expressed in U.S. dollars.

CONDENSED FINANCIAL RESULTS

Adjusted operating net income for the quarter ended June 30 2005 was $19.8 million ($0.24 income per common share), as compared to adjusted operating net income of $1.1 million ($0.01 income per common share) for the same period in the prior year.  The increase in the income for the period was primarily a result of an increase in royalty revenues derived from sales of paclitaxel-eluting coronary stent systems by Boston Scientific Corporation (“BSC”), partially offset by an increase in operating expenditures.

Net income for the quarter ended June 30, 2005 according to GAAP was $15.3 million ($0.18 income per common share), as compared to a net loss according to GAAP of $9.5 million ($0.11 loss per common share) for the same period in the prior year.

Cash provided by operating activities for the quarter ended June 30, 2005 was $3 7 ..9 million and adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“adjusted EBITDA”) for the quarter was $29.6 million.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items.  Adjusted operating net income/loss and adjusted EBITDA exclude stock based compensation expense, foreign exchange gains or losses relating to our domiciling of cash balances, acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions and other non-recurring items.  Adjusted operating net income/loss and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.  Management uses non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.  We have provided a reconciliation of adjusted operating net income to net income according to GAAP in the attached tables.

Revenue of $53.7 million for the quarter ended June 30, 2005 included royalty revenue of $49.4 million derived from BSC’s sales of paclitaxel-eluting coronary stent systems and other royalty, product and license-related revenue of $4.3 million.

TAXUS related royalties of $49.4 million received during the quarter were derived from $615 million of worldwide paclitaxel-eluting coronary stent net sales, as reported to us by BSC for their first quarter ended March 31, 2005 and were based on BSC’s worldwide reported paclitaxel-eluting stent system sales of $686 million.  The royalty rate earned in the quarter on net stent sales was 8.5% for sales in the U.S. and 6.7% for sales in other countries.

For the quarter ended June 30, 2005 BSC publicly reported worldwide revenue from sales of paclitaxel-eluting coronary stent systems of $663 million, of which $467 million was revenue realized from sales of systems in the U.S.  We expect to realize royalties related to BSC’s second quarter sales during our third quarter ended September 30, 2005.

Research and development expenditures for the quarter totaled $7.8 million, an increase of $1.1 million when compared to the same quarter in the prior year.  This increase was primarily due to an increase in patent procurement and filing related expenses and an increase in research and development consulting costs.  The increase was partially offset by a decrease in external clinical trial costs due to the timing of certain clinical trial related activities ..

Selling, general and administrative expenses for the quarter totaled $12.9 million, an increase of $8.3 million compared to the same quarter in the prior year.  This increase was primarily due to a one-time expense to accrue a payment due to a party to a European patent opposition proceeding of $3.6 million. The increase was also partially due to an increase in professional fees related to certain patent and litigation related activities and an increase in salaries and benefits as a result of an increase in the number of employees required to support our growing operations.

For the quarter ended June 30, 2005, the reported foreign exchange loss of $0.7 million was due to a weaker Canadian dollar relative to the U.S. dollar (from 0.827:1 to 0.816:1) when translating our Canadian dollar denominated cash, cash equivalents and short-term investments at period end.  For the three month period ended June 30, 2004, the reported foreign exchange loss of $2.1 million was also due to a weaker Canadian dollar over the quarter.  Investment and other income increased by $0.9 million compared to the same quarter in the prior year due to an increase in cash balances available for investment and higher investment yields earned.

SECOND QUARTER HIGHLIGHTS

Formation of ADDVANCE ™ : During the second quarter, we announced the formation of a new division focused on venture stage investing and new venture relationship development and management, Angiotech Drug Device Venture and Capital Enterprises ™ (“ADDVANCE”).  Through the ADDVANCE division, we intend to commit capital of up to $50 million over the next three years to development stage companies and new enterprises.  In the second quarter, as part of this initiative, we completed agreements with Broncus Technologies Inc. (“Broncus”) and Histogenics Corporation (“Histogenics”).  These transactions are in addition to the prior relationships and investments completed with CABG Medical, Inc. and Orthovita, Inc. which will also be managed under this initiative.

Broncus Agreement : In the Broncus transaction, we entered into a License Agreement allowing Broncus to combine our paclitaxel technology with their Exhale® system to treat emphysema.  In connection with the license agreement, we received a warrant to purchase 2,280,328 shares of Broncus Series E Preferred Stock, exercisable at $0.01 per share.  We will also be entitled to royalties on future product sales.

Histogenics Agreement : In the Histogenics transaction, we entered into a License Agreement providing Histogenics access to our proprietary biomaterial ChondroGEL™ for use in the field of cartilage, ligament, meniscus and/or tendon repair.  In connection with the license agreement, we received a warrant to purchase Histogenics voting common shares, exercisable at $0.01 per share, such that we received an equivalent to 10% of the fully diluted equity securities of Histogenics outstanding as of May 12, 2005.  We will also be entitled to royalties on future product sales.

Clinical Trials : On May 3, 2005 Angiotech's partner, Cook Inc., announced that with a U.S. trial already underway, they would expand efforts to bring the world’s first paclitaxel-eluting stent for peripheral artery disease to market by launching an international clinical trial. The global clinical investigation of Cook’s Zilver® PTX Drug-Eluting Stent will enroll 760 patients at up to 50 investigational sites in Europe, Asia, Australia and Canada.  On July 11, the first two patients were enrolled in this trial.

EPO Opposition Proceedings : On January 24, 2005, Angiotech announced a favorable decision on a European Patent (No. 0706 376) from the European Patent Office Opposition Division. On April 19, Angiotech received written confirmation of the decision by the European Patent Office at the January 24 hearing.  This decision reaffirmed Angiotech’s continued patent protection in Europe.  On August 3, 2005 Angiotech announced that each of the parties who opposed the grant of this Angiotech European Patent (No. 0706 376) in 1998 had irrevocably withdrawn, or abandoned its opposition efforts before the European Patent Office, leaving the patent enforceable.

“During the second quarter we continued to expand access to Angiotech’s pioneering technologies and research and development capabilities through the formation of our ADDVANCE venture division, and through the establishment of new technology license agreements and relationships with Broncus and Histogenics,” said William Hunter, President and CEO of Angiotech.  “In addition, we have concluded another step in the defense of Angiotech’s proprietary technology and patent portfolio by successfully concluding discussions with a key party to a patent opposition proceeding in Europe.  We look forward to working with additional partners that recognize the value and knowledge developed by Angiotech through the years of investments we have made in our key proprietary technology platforms.”

OTHER MATTERS

The Company today announced that Jeanne Bertonis has stepped down from her role as Chief Business Officer but will continue employment with the Company until January 13, 2006.  During this time Jeanne will transition many of her duties to Tom Bailey, Vice President, Business Development, who will assume overall leadership of the Company's Business Development team.   Jeanne will remain as a consultant to the Company after January, 2006 to provide ongoing advice and guidance to the organization.

CONDENSED FINANCIAL RESULTS

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three Months Ended June 30, 2005			Three Months Ended June 30, 2004
	$	$	$	$	$	$
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	50,741		50,741	10,408		10,408
Product sales	2,356		2,356	2,958		2,958
License fees	568	(568) a	-	42		42
	53,665	(568)	53,097	13,408	-	13,408
EXPENSES
License and royalty fees	6,768	(53) a	6,715	2,129		2,129
Cost of goods sold – product sales	1,692		1,692	1,353		1,353
Research and development	7,756	(489) b	7,114	6,700	(604) b	6,096
		(153) c
Selling, general and administrative	12,934	(795) b	8,104	4,684	(679) b	4,005
		(406) c
		(3,629) d
Depreciation and amortization	2,714	(2,014) e	700	1,624	(855) e	769
Acquired in-process research and development	-	-	-	6,375	(6,375) f	-
	31,864	(7,539)	24,325	22,865	(8,513)	14,352
Operating income (loss)	21,801	6,971	28,772	(9,457)	8,513	(944)
Other income (expenses):
Foreign exchange loss	(688)	688 g	-	(2,052)	2,052 g	-
Investment and other income	2,522		2,522	1,648		1,648
Total other income (expenses)	1,834	688	2,522	(404)	2,052	1,648
Income (loss) for the period before income taxes	23,635	7,659	31,294	(9,861)	10,565	704
Income tax expense (recovery)	8,315	3,141 h	11,456	(411)		(411)
Net income (loss) for the period	15,320	4,518	19,838	(9,450)	10,565	1,115
Basic net income (loss) per common share	0.18		0.24	(0.11)		0.01
Diluted net income (loss) per common share	0.18		0.24	(0.11)		0.01
Weighted average shares outstanding (000’s) – Basic	84,116		84,116	83,630		83,630
Weighted average shares outstanding (000’s) – Diluted	84,153		84,153	86,839		86,839

a.

Adjustment for non-recurring license fee revenue relating to license agreement with Broncus Technologies, Inc. ($0.5 million) and other non-recurring license fee revenue, net of license fees due to licensors.

b.

Adjustment for stock based compensation expense.

c.

Adjustment for restructuring and termination costs relating to consolidation of research and development activities at Palo Alto facility.

d.

Adjustment for one-time payment to an opposition party in a European patent opposition proceeding.

e.

Adjustments for amortization of acquisition related intangible assets and medical technologies.  For the three months ended June 30, 2005, adjustments include $389,000, $400,000 and $374,000 for amortization of intangible assets related to the acquisitions of Cohesion Technologies, Inc. (now called Angiotech BioMaterials Corp.), STS Biopolymers, Inc. (now called Angiotech BioCoatings Corp.) and NeuColl, Inc. respectively; and $851,000 for amortization of medical technologies, primarily relating to the $25.0 million license payment made to Cook Incorporated in 2004.

f.

Adjustment for payment to Poly-Med, Inc. for in-process research and development.

g.

Adjustment for foreign exchange fluctuations related to domiciling of cash balances.

h.

Adjustment to record a non-recurring tax benefit of additional investment tax credits approved by the Canadian taxation authorities ($1.5 million) and tax effects of adjustments a. through g. ($1.6 million).

CONDENSED FINANCIAL RESULTS

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Six Months Ended June 30, 2005			Six Months Ended June 30, 2004
	$	$	$	$	$	$
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	102,040		102,040	14,897		14,897
Product sales	4,420		4,420	7,080		7,080
License fees	3,916	(3,916) a	-	3,307		3,307
	110,376	(3,916)	106,460	25,284	-	25,284
EXPENSES
License and royalty fees	14,810	(478) a	14,332	3,481		3,481
Cost of goods sold – product sales	3,118		3,118	3,513		3,513
Research and development	15,363	(1,002) b	13,308	11,863	(1,226) b	10,637
		(1,053) c
Selling, general and administrative	19,946	(1,573) b	14,071	9,775	(1,234) b	8,541
		(673) c
		(3,629) d
Depreciation and amortization	5,446	(4,034) e	1,412	5,811	(4,468) e	1,343
Acquired in-process research and development	1,000	(1,000) f	-	6,375	(6,375) f	-
	59,683	(13,442)	46,241	40,818	(13,303)	27,515
Operating income (loss)	50,693	9,526	60,219	(15,534)	8,513	(2,231)
Other income (expenses):
Foreign exchange loss	(1,152)	1,152 g	-	(3,350)	3,350 g	-
Investment and other income	4,351		4,351	2,921		2,921
Total other income (expenses)	3,199	1,152	4,351	(429)	3,350	2,921
Income (loss) for the period before income taxes	53,892	10,678	64,570	(15,963)	16,653	690
Income tax expense (recovery)	19,744	4,463 h	24,207	(315)		(315)
Net income (loss) for the period	34,148	6,215	40,363	(9,450)	16,653	1,005
Basic net income (loss) per common share	0.41		0.48	(0.19)		0.01
Diluted net income (loss) per common share	0.41		0.48	(0.19)		0.01
Weighted average shares outstanding (000’s) – Basic	84,083		84,083	83,506		83,506
Weighted average shares outstanding (000’s) – Diluted	84,120		84,120	86,715		86,715

a.

Adjustment for non-recurring license fee revenue relating to license agreement with CABG Medical, Inc. ($3.3 million), Broncus Technologies, Inc. ($0.5 million) and other license fee revenue, net of license fees due to licensors.

b.

Adjustment for stock based compensation expense.

c.

Adjustment for restructuring and termination costs relating to consolidation of research and development activities at Palo Alto facility.

d.

Adjustment for one-time payment to an opposition party in the European patent opposition proceedings.

e.

Adjustments for amortization of acquisition related intangible assets and medical technologies.  For the six months ended June 30, 2005, adjustments include $778,000, $800,000 and $748,000 for amortization of intangible assets related to the acquisitions of Cohesion Technologies, Inc. (now called Angiotech BioMaterials Corp.), STS Biopolymers, Inc. (now called Angiotech BioCoatings Corp.) and NeuColl, Inc. respectively; and $1,708,000 for amortization of medical technologies, primarily relating to the $25.0 million license payment made to Cook Incorporated in 2004.

f.

Adjustment for payment to Poly-Med, Inc. for in-process research and development.

g.

Adjustment for foreign exchange fluctuations related to domiciling of cash balances.

h.

Adjustment to record a non-recurring tax benefit of additional investment tax credits approved by the Canadian taxation authorities ($1.5 million) and tax effects of adjustments a. through g. ($3.0 million).

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	June 30,	December 31,
(in thousands of U.S.$)	2005	2004
	$	$
ASSETS
Cash and short-term investments	225,634	271,484
Other current assets	12,746	21,185
Long-term investments	179,023	71,711
Property and equipment, net	15,995	15,677
Intangible assets, net	61,231	65,246
Goodwill	33,346	33,346
Other assets	375	428
	528,350	479,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	29,457	24,369
Deferred revenue – long term portion	2,737	2,000
Deferred leasehold inducement	2,843	2,860
Deferred income taxes	6,167	8,022
Shareholders’ equity	487,146	441,826
	528,350	479,077

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three and six months ended June 30, 2005 and the audited consolidated financial statements for the year ended December 31, 2004. If you require a copy of Angiotech's audited consolidated financial statements for the year ended December 31, 2004, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's Financials will be held on Thursday, August 4, 2005 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialling toll-free at 1-866- 831-6162 (North America) or 617-213-8852 (International) and entering Access Code 37565053.  A recording of the call will be available until Thursday, August 11, 2005 by calling 1-888-286-8010 (North America) or 617-801-6888 (International) and entering Access Code 39492833.

Statements in this press release regarding future financial and operating results of Angiotech and its subsidiaries, future opportunities for the  companies, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or its subsidiaries managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or its subsidiaries; other factors referenced in Angiotech's  regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and its subsidiaries disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354,

Email: wendyc@wagged.com

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